Exhibit 99.2

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Balance Sheets (Unaudited)

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	June 30, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$299,317	$177,849
Prepaid expenses and other current assets	21,085	9,948

Total current assets	320,402	187,797

Non-current assets:
Property and equipment, net	16,611	13,369
Operating lease right of use assets	13,236	14,740
Deferred tax assets	4	4
Other assets	3,237	3,008

Total non-current assets	33,088	31,121

TOTAL ASSETS	$353,490	$218,918

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,055	$6,314
Income taxes payable	19	7
Accrued expenses and other liabilities	7,879	6,590
Operating lease liabilities-current	4,660	3,712

Total current liabilities	18,613	16,623
Non-current liabilities:
Operating lease liabilities-non-current	10,244	12,271
Other long-term liability	659	652

Total non-current liabilities	10,903	12,923

Total liabilities	29,516	29,546

Commitments and contingencies (Note 12)
Shareholders’ equity:
Ordinary shares, £0.001 par value; 40,603,489 and 4,389,920 shares authorized, issued and outstanding at June 30, 2021 and December 31, 2020, respectively	54	6
Deferred shares, £92,451.851 par value, one share authorized, issued and outstanding at June 30, 2021; Deferred shares, £0.001 par value; 30,521 shares issued and outstanding December 31, 2020	128	—
Convertible preferred shares, £0.001 par value; no shares authorized, issued and outstanding as of June 30, 2021;104,854,673 shares authorized, issued and outstanding at December 31, 2020	—	134
Additional paid in capital	398,265	234,922
Accumulated other comprehensive income	13,460	12,322
Accumulated deficit	(87,933)	(58,012)

Total shareholders’ equity	323,974	189,372

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$353,490	$218,918

The accompanying notes are an integral part of these financial statements.

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
OPERATING EXPENSES:
Research and development	$10,844	$4,547	$19,720	$8,377
General and administrative	5,445	2,395	10,277	4,131

Total operating expenses	16,289	6,942	29,997	12,508

Loss from operations	(16,289)	(6,942)	(29,997)	(12,508)
OTHER INCOME (EXPENSE), NET:
Other income (expense)	146	87	101	439

Total other income (expense), net	146	87	101	439

Loss before provision for income taxes	(16,143)	(6,855)	(29,896)	(12,069)
Provision for income taxes	(13)	—	(25)	—
Net loss	(16,156)	(6,855)	(29,921)	(12,069)

Other comprehensive income:
Foreign exchange translation adjustment	(925)	(79)	1,138	(6,589)

Comprehensive loss	$(17,081)	$(6,934)	$(28,783)	$(18,658)

Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.45)	$(7.64)	$(1.60)	$(13.57)

Weighted average ordinary shares outstanding—basic and diluted	35,683,187	896,831	18,756,599	889,540

The accompanying notes are an integral part of these financial statements.

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Statements of Shareholders’ Equity

(unaudited)

(in thousands, except share amounts)

	Convertible preferred shares											Accumulated other comprehensive income (loss)
	Series A $0.001 par value		Series B $0.001 par value		Series C $0.001 par value		Ordinary $0.001 par value		Deferred shares		Additional paid-in capital		Accumulated deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2020	28,250,000	$36	52,192,070	$66	24,412,603	$32	4,389,920	$6	30,521	$—	$234,922	$12,322	$(58,012)	$189,372
Conversion of ordinary shares into deferred shares	—	—	—	—	—	—	(18,262)	—	78,537	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	1,383	—	—	1,383
Unrealized gain on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	2,063	—	2,063
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(13,765)	(13,765)

Balance at March 31, 2021	28,250,000	$36	52,192,070	$66	24,412,603	$32	4,371,658	$6	109,058	$—	$236,305	$14,385	$(71,777)	$179,053
Effect of corporate reorganization including conversion of preferred share to ordinary share	(28,250,000)	(36)	(52,192,070)	(66)	(24,412,603)	(32)	26,481,831	34	(109,057)	128	(28)	—	—	—
Issuance of ordinary shares in initial public offering, net of issuance costs of $2,726	—	—	—	—	—	—	9,750,000	14	—	—	160,550	—	—	160,564
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	1,438	—	—	1,438
Unrealized gain on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	(925)	—	(925)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(16,156)	(16,156)

Balance at June 30, 2021	—	$—	—	$—	—	$—	40,603,489	$54	1	$128	$398,265	$13,460	$(87,933)	$323,974

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Statements of Shareholders’ Equity

(unaudited)

(in thousands, except share amounts)

	Convertible preferred shares											Accumulated other comprehensive income (loss)
	Series A $0.001 par value		Series B $0.001 par value		Series C $0.001 par value		Ordinary $0.001 par value		Deferred shares		Additional paid-in capital		Accumulated deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2019	28,250,000	$36	34,794,714	$43	—	$—	2,534,207	$3	991,865	$1	$117,969	$8,109	$(24,813)	$101,348
Issuance of ordinary shares	—	—	—	—	—	—	10,363	—	—	—	—	—	—	—
Conversion of ordinary shares into deferred shares	—	—	—	—	—	—	(7,976)	—	31,568	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	338	—	—	338
Unrealized gain on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	(6,510)	—	(6,510)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(5,214)	(5,214)

Balance at March 31, 2020	28,250,000	$36	34,794,714	$43	—	$—	2,536,594	$3	1,023,433	$1	$118,307	$1,599	$(30,027)	$89,962
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	326	—	—	326
Unrealized gain on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	(79)	—	(79)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(6,855)	(6,855)

Balance at June 30, 2020	28,250,000	$36	34,794,714	$43	—	$—	2,536,594	$3	1,023,433	$1	$118,633	$1,520	$(36,882)	$83,354

The accompanying notes are an integral part of these financial statements.

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Statements of Cash Flows

(unaudited)

(in thousands)

	Six Months Ended June 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(29,921)	$(12,069)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	1,619	204
Changes in right of use assets and operating lease liabilities, net	414	546
Non-cash share-based compensation	2,821	664
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(12,112)	344
Accounts payable	(331)	573
Income taxes payable	12	—
Accrued expenses and other liabilities	1,798	1,217
Other assets	(198)	(1,748)

Net cash used in operating activities	(35,898)	(10,269)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(4,413)	(1,332)

Net cash used in investing activities	(4,413)	(1,332)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ADRs in initial public offering, net of issuance costs	160,695	—
Payment of issuance costs of convertible preferred shares	—	(196)

Net cash provided by (used in) financing activities	160,695	(196)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,084	(6,323)
Net increase (decrease) in cash	121,468	(18,120)
Cash, cash equivalents and restricted cash, beginning of period	177,849	97,594

Cash, cash equivalents and restricted cash, end of period	$299,317	$79,474

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Right of use assets obtained in exchange for new operating lease liabilities	$317	$11,268
Property and equipment purchases in accrued expenses	$626	$606

The accompanying notes are an integral part of these financial statements.

ACHILLES THERAPEUTICS PLC

Notes to Condensed Consolidated Financial Statements

1. Nature of the business

Achilles Therapeutics plc (formerly Achilles TX Limited), or the Company, is a biopharmaceutical company developing transformative precision T cell therapies to treat multiple types of solid tumors. The Company is focused on advancing immuno-oncology therapeutics by exploiting its pioneering work in the field of tumor evolution and clonal neoantigens.

The Company is a public limited company originally incorporated pursuant to the laws of England and Wales in November 2020 as a private limited company named Achilles TX Limited, with nominal assets and liabilities, for the purposes of becoming the ultimate holding company for Achilles Therapeutics UK Limited (formerly Achilles Therapeutics Limited) and consummating the corporate reorganization described below. Achilles Therapeutics UK Limited was incorporated in May 2016 under the laws of England and Wales and its registered office and principal place of business is currently 245 Hammersmith Road, London W6 8PW. Achilles TX Limited and Achilles Therapeutics Holdings Limited (a wholly owned direct subsidiary of Achilles TX Limited formed in November 2020 for the purpose of becoming the direct holding company of Achilles Therapeutics UK Limited and Achilles Therapeutics US, Inc.) have not conducted any operations prior to the corporate reorganization other than activities incidental to their formation.

The corporate reorganization and initial public offering, or IPO, took place in several steps which were completed on April 6, 2021.

•

Exchange of Achilles Therapeutics UK Limited Shares for Achilles TX Limited Shares: In December 2020 all shareholders of Achilles Therapeutics UK Limited (except for the holders of deferred shares) exchanged each of the shares held by them for shares of Achilles TX Limited to result in them holding the same number and class of newly issued shares of £1.20 nominal value of Achilles TX Limited and, as a result, Achilles TX Limited became the sole shareholder of Achilles Therapeutics UK Limited.

•

Reduction of the share capital of Achilles TX Limited: Achilles TX Limited reduced its share capital by way of a reduction of the nominal value of each share in the capital of Achilles TX Limited from £1.20 to £0.001 in order to satisfy the net asset test requirement in section 92 of the Companies Act 2006 for re-registration as a public limited company and to create distributable reserves.

•

Re-registration of Achilles TX Limited as Achilles Therapeutics plc: In February 2021, Achilles TX Limited was re-registered as a public limited company pursuant to section 92 of the U.K. Companies Act 2006 and renamed Achilles Therapeutics plc. The Company adopted new Articles of Association appropriate for a public limited company.

As a result of the above Achilles TX Limited is the successor to Achilles Therapeutics UK Limited (the “Predecessor”) and the financial information for the period prior to the incorporation of Achilles TX Limited represents that of the Predecessor.

On April 6, 2021, the Company completed the IPO. In the IPO, the Company sold an aggregate of 9,750,000 ADSs representing the same number of ordinary shares, at a public offering price of $18.00 per ADS. Net proceeds were $160.6 million, after deducting underwriting discounts and commissions and other offering expenses. Upon IPO, the Company adopted new articles suitable for a listed public limited company.

On April 6, 2021, the Company effected a one-for-0.2526 (rounded to four decimal places) reverse share split of its issued and outstanding ordinary shares except for N ordinary shares and a proportional adjustment to the existing conversion ratios for each class of the Company’s convertible preferred shares, and a one-for-0.1792 (rounded to four decimal places) reverse share split of its issued and outstanding N ordinary shares. Accordingly, all share and per share amounts for all periods presented in the condensed consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse share split and adjustment of the preferred share conversion ratios. Two shareholders elected to receive a number of Class A non-voting ordinary shares rather than their full entitlement of ordinary shares following the reverse share split. As part of this reverse share split, a single deferred share with a nominal value of £92,451.851 in the capital of the Company was created.

The Company has devoted its efforts principally to research and development since formation. The Company has not yet completed product development, filed for or obtained regulatory approvals for any products, nor verified the market acceptance and demand for such products. As a result, the Company is subject to risks that are common to emerging companies in the biotech industry, including the uncertainties of the product discovery and development process, dependence on key individuals, development of the same or similar technological innovations by the Company’s competitors, protection of proprietary technology, compliance with government regulations and approval requirements, the Company’s ability to access capital and uncertainty of market acceptance of products.

Going concern

The Company has historically been loss making and anticipates that it will continue to incur losses for the foreseeable future and had an accumulated deficit of $87.9 million as of June 30, 2021. The Company has funded these losses principally through the issuance of ordinary and preferred shares. The Company expects to continue to incur operating losses and negative cash outflows until such time as it generates a level of revenue that is sufficient to support its cost structure.

The spread of COVID-19 has impacted the global economy and has impacted the Company’s operations, including the interruption of preclinical and clinical trial activities and potential interruption to supply chains. The Company has maintained operations at its GMP manufacturing and research and development sites through 2021 to date. The Company continues to assess the impact COVID-19 may have on its ability to advance the development of drug candidates or to raise financing to support the development of drug candidates, but no assurances can be given that this analysis will enable it to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in its sector in particular.

As of June 30, 2021, the Company had cash and cash equivalents of $299.3 million. The Directors have reviewed the financial projections of the Company for the 12 months subsequent to the date of issuance of these financial statements including consideration of severe but plausible scenarios that may affect the Company in that period. These show that the Company will be able to pay (or otherwise discharge) its debts as they fall due immediately following the date of signing of this Balance Sheet and for the period considered by the forecast.

Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and settlement of liabilities and commitments as they fall due in the ordinary course of business for at least 12 months from the date of issuance of the financial statements.

2. Summary of significant accounting policies

The Company’s significant accounting policies are described in Note 2, Summary of Significant Accounting Policies, to the financial statements for the year ended December 31, 2020 in the Registration Statement filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2021. There have been no material changes to the significant accounting policies during the six months ended June 30, 2021 except as described below.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America or U.S. GAAP.

The unaudited condensed consolidated interim financial statements have been prepared on the same basis as the audited annual consolidated financial statements as of and for the year ended December 31, 2020, and, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2021, the results of its operations and comprehensive loss for the three and six months ended June 30, 2021 and 2020, its statements of shareholders’ equity for the three and six months ended June 30, 2021 and 2020 and its statements of cash flows for the six months ended June 30, 2021 and 2020.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted from these interim financial statements. However, these interim financial statements include all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to fairly state the results of the interim period. The results for the three months and six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ended December 31, 2021, any other interim periods, or any future year or period. The balance sheet information as of December 31, 2020, was derived from the audited financial statements included in the Company’s Registration Statement filed with the SEC on March 31, 2021. These interim financial statements should be read in conjunction with the audited financial statements as of and for the year ended December 31, 2020, and the notes thereto, which are included elsewhere in the Company’s Registration Statement filed with the SEC on March 31, 2021.

Recent accounting pronouncements

Recently adopted accounting standards

In December 2019, the FASB issued ASU 2019-12, “Income Taxes—Simplifying the Accounting for Income Taxes (Topic 740) (“ASU 2019-12”),” which simplifies the accounting for income taxes. The new guidance removes certain exceptions to the general principles in ASC 740 such as recognizing deferred taxes for equity investments, the incremental approach to performing intra-period tax allocation and calculating income taxes in interim periods. The standard also simplifies accounting for income taxes under U.S. GAAP by clarifying and amending existing guidance, including the recognition of deferred taxes for goodwill, the allocation of taxes to members of a consolidated group and requiring that an entity reflect the effect of enacted changes in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. This guidance is effective for annual periods beginning after December 15, 2020, and interim periods thereafter; however, early adoption is permitted. The new guidance was adopted on January 1, 2021 and it did not have a material impact on the Company’s unaudited condensed consolidated financial statements and related disclosures.

3. Fair Value of Financial Instruments

The following tables show assets measured at fair value on a recurring basis as of June 30, 2021:

	June 30, 2021
	Level 1	Level 2	Level 3
Cash equivalents:
Money market funds	$72,938	$—	$—

Total	$72,938	$—	$—

There were no liabilities measured at fair value on a recurring basis as of June 30, 2021. There were no assets or liabilities measured at fair value on a recurring basis as of December 31, 2020.

4. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	June 30, 2021	December 31, 2020
U.K. R&D tax credit	$10,923	$6,214
Prepaid insurance	4,319	21
Prepaid research and development	3,782	751
VAT recoverable	1,040	1,125
Deferred offering costs	—	1,007
Other current assets	1,021	830

	$21,085	$9,948

5. Property and equipment, net

Property and equipment, net consisted of the following (in thousands):

	June 30, 2021	December 31, 2020
Lab equipment	$6,376	$4,644
Leasehold improvements	7,192	6,960
Office equipment and computers	1,441	1,168
Fixtures and fittings	746	706
Assets under construction	3,865	1,275

	19,620	14,753
Less: Accumulated depreciation	(3,009)	(1,384)

	$16,611	$13,369

Depreciation expense was $1.6 million and $0.2 million for the six months ended June 30, 2021 and 2020, respectively. Depreciation expense was $0.8 million and $0.1 million for the three months ended June 30, 2021 and 2020, respectively.

6. Accrued expenses and other liabilities

Accrued expenses and other liabilities consisted of the following (in thousands):

	June 30, 2021	December 31, 2020
Compensation and benefits	$1,784	$1,494
External research and development expenses	1,852	2,201
Professional services	475	1,222
Property and equipment	622	303
Facility costs	1,544	868
Other liabilities	1,602	502

	$7,879	$6,590

7. Shareholders’ equity

Ordinary shares

As of June 30, 2021 and December 31, 2020, the Company had the following number of ordinary shares with a par value £0.001 (equivalent to $0.001) issued and outstanding:

	June 30, 2021	December 31, 2020
Ordinary shares	38,987,122	—
Class A non-voting ordinary shares	1,616,367
B ordinary shares	—	505,108
D ordinary shares	—	155,669
E ordinary shares	—	80,007
F ordinary shares	—	327,084
G ordinary shares	—	194,261
H ordinary shares	—	88,871
I ordinary shares	—	48,391
J ordinary shares	—	262,478
L ordinary shares	—	1,207,670
M ordinary shares	—	811,436
N ordinary shares	—	708,945
Deferred Shares	1	30,521

Total ordinary and deferred shares	40,603,490	4,420,441

As of December 31, 2020, the Company issued various classes of ordinary shares as Employee Shares (See Note 8). Each holder of B ordinary shares was entitled to one vote per B ordinary share and, to receive dividends declared with Investor Majority consent and any such dividend as determined by the board of directors of the Company acting with investor director consent, provided that the preferred shares and the B ordinary shares shall, subject to the 2019 Articles and 2020 Articles, rank equally in all respects for the purpose of any dividend that is declared or paid. All other classes of ordinary shares do not have voting rights. All ordinary shares, including B shares, have a liquidation preference that is junior to Preferred Shares.

On April 6, 2021, all the Employee Shares, Convertible Preferred Shares (see below) and B ordinary shares were converted into ordinary shares or Class A non-voting ordinary shares. Please refer to the details in Note 1. Class A non-voting ordinary shares have same rights and privileges as ordinary shares, except for the voting rights.

As of June 30, 2021, the Company has not declared any dividends.

Deferred shares

As of December 31, 2020, deferred shares were a unit of equity in the Company. Deferred shares can be repurchased at any time by the Company for £1.00 for all the deferred shares registered in the name of any holder. Deferred shares have effectively no voting or economic rights attached to them.

On April 6, 2021, all the deferred shares were cancelled. In addition, a single deferred share with a nominal value of £92,451.851 in the capital of the Company was created as part of the Company’s reorganization (Note 1). As of June 30, 2021, the Company had one deferred share which could be repurchased at any time by the Company for nil consideration.

Convertible preferred shares

The Company issued series A convertible preferred shares (“Series A”), series A-1 convertible preferred shares (“Series A-1”), series B preferred shares (“Series B”) and series C preferred shares (“Series C”) (collectively, “Convertible Preferred Shares”).

As of December 31, 2020, Convertible Preferred Shares consisted of the following (in thousands, except share data):

	Shares		Liquidation preference	Carrying value
	Authorized	Outstanding
Series A preferred shares	28,250,000	28,250,000	$36,725	$36,725
Series B preferred shares (note)	52,192,070	52,192,070	124,615	124,312
Series C preferred shares	24,412,603	24,412,603	70,081	69,894

	104,854,673	104,854,673	$231,421	$230,931

Note: The liquidation preference amount of Series B preferred shares as of December 31, 2020 illustrated in the above tables represents the liquidation amount under the initial public offering. The liquidation preference amount of Series B preferred shares will be different under other situations.

On April 6, 2021, all the Convertible Preferred Shares were converted into ordinary shares or Class A non-voting ordinary shares. There are no Convertible Preferred Shares outstanding as of June 30, 2021. The rights, preferences, and privileges of Convertible Preferred Shares were as follows as of December 31, 2020:

Conversion

At the option of the holder, Convertible Preferred Shares are convertible into an equivalent number of B ordinary shares at any time at conversion ratio of 1:1 (subject to appropriate adjustment in the event of any share dividend, share split, combination or other similar recapitalization). All Convertible Preferred Shares will automatically convert into an equivalent number of B ordinary shares upon either: (i) the notice of 60% of Convertible Preferred Shareholders that such conversion shall occur; or (ii) immediately upon an initial public offering in which the per share net public offering is at least 1.15 times £2.1589 (subject to appropriate adjustment in the event of any share dividend, share split, combination or other similar recapitalization) and the net aggregate proceeds of the offering are at least £75 million.

In the event the Company issues additional new securities at a price equal to or less than £1.916 per share, the Company shall, unless and to the extent that the holders of 80% of the Series B preferred shares and Series C preferred shares waived, issue to each holder of Series B preferred shares and Series C preferred shares a number of new Series B preferred shares and Series C preferred shares in accordance with the anti-dilution protections within the articles of association.

In the event the Company issues additional new securities at a price equal to or less than £2.1589 per share but higher than £1.916 per share, the Company shall, unless and to the extent that the holders of 80% of the Series C preferred shares waived, issue to each holder of Series C preferred shares a number of new Series C preferred shares in accordance with the anti-dilution protections within the articles of association.

Dividends

Subject to consent of 60% of holders of the Convertible Preferred Shares, dividends may be paid to the holders of Convertible Preferred Shares and B ordinary shares as determined by the board of directors of the Company. Through June 30, 2021, no dividends have been declared or paid.

Voting rights

The holders of the Convertible Preferred Shares are entitled to vote, together with the holders of B ordinary shares, at all general meetings of the Company and to receive and vote on proposed written resolutions of the Company. The Convertible Preferred Shares shall carry the right to one vote per Convertible Preferred Share held.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, each holder of the then-outstanding Convertible Preferred Shares will be entitled to an amount equal to 100%, 106% and 100% of the subscription price of Series A preferred shares held, Series B preferred shares held and Series C preferred shares held, respectively. After Convertible Preferred Shares, holders of deferred shares are paid a total of £1.00 for the entire class of deferred shares. Any remaining surplus after liquidation preference to the holders of the Convertible Preferred Shares and deferred shares would then be distributed to the holders of vested ordinary shares (as if they constituted one and the same class) pro rata to the number of vested ordinary shares held.

If the amount each Convertible Preferred Share holder is entitled to by participating in the liquidation event as an ordinary share holder on an as-converted basis (regardless of whether such holder converted its Convertible Preferred Shares to B ordinary shares) is greater than the amount to which the holder is entitled as a Convertible Preferred Share holder, the entitlement of the Convertible Preferred Share holder shall be calculated on an as-converted ordinary share basis and is ranked equal to the rights of ordinary shareholders.

If upon any such liquidation, dissolution, or winding-up, the assets available for distribution to shareholders are insufficient to pay the holders of the Convertible Preferred Shares the full amounts to which they are entitled, the holders of Convertible Preferred Shares shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the Convertible Preferred Shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

8. Share-based compensation

2020 Share Omnibus Plan

Under the Company’s shareholder and subscription agreements, which were effective until the date of IPO, the Company was authorized to grant equity awards to individuals including a director of and/or a person who is employed by or who directly or indirectly provides consultancy services to the Company, in the form of D, E, F, G, H, I, J, K, L, M and N ordinary shares (collectively referred to as “Employee Shares”) and share options. All Employee Shares converted into ordinary shares in accordance with the reverse share split implemented on IPO (see Note 1). The share options were granted pursuant to the terms of the 2020 Share Omnibus Plan, or the 2020 Plan.

Upon and following closing of the IPO, no further equity awards were granted under the 2020 Plan. To the extent outstanding options granted under the 2020 Plan are cancelled, forfeited or otherwise terminated without being exercised and would otherwise have been returned to the share reserve under the 2020 Plan, the number of shares underlying such awards will be available for future grant under the Company’s 2021 Omnibus Plan (see below). In anticipation of IPO, the holders of Employee Shares and the Company entered into individual vesting agreements, or Vesting Agreements, which apply the same terms to vesting of Employee Shares as applied prior to IPO under the Company’s pre-IPO Articles of Association, except that following the IPO Employee Shares that would pre-IPO have converted to deferred shares, will be transferred back to the Company and cancelled within twelve months of an employee leaving the Company.

2021 Share Omnibus Plan

In March 2021, the Company’s board of directors adopted, and the Company’s shareholders approved, the 2021 Share Omnibus Plan, or the 2021 Plan, which became effective upon the effectiveness of the Company’s Registration Statement on Form F-1 in connection with the IPO. The 2021 Plan allows the remuneration committee to make equity-based and cash-based incentive awards to our officers, employees, directors and other key persons (including consultants).

The Company initially reserved 2,572,558 of its ordinary shares for the issuance of awards under the 2021 Plan. The 2021 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2022, by 4% of the outstanding number of ordinary shares on the immediately preceding December 31, or such lesser number of shares as determined by our remuneration committee. This number is subject to adjustment in the event of a sub-division, consolidation, share dividend or other change in our capitalization. The total number of ordinary shares that may be issued under the 2021 Plan was 2,572,558 shares as of June 30, 2021, of which 1,921,514 shares remained available for future grant.

2021 Employee share purchase plan

The Company’s 2021 Employee Share Purchase Plan, or ESPP, was adopted by the Board in March 2021 and approved by shareholders in March 2021 and became effective upon the effectiveness of the Company’s Registration Statement on Form F-1 in connection with the IPO. The ESPP initially reserves and authorizes the issuance of up to a total of 467,738 ordinary shares to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2022 and each January 1 thereafter through January 1, 2022, by the least of (i) 1% of the outstanding number of ordinary shares on the immediately preceding December 31; (ii) 467,738 ordinary shares or (iii) such number of shares as determined by the remuneration committee. The number of shares reserved under the ESPP is subject to change in the event of a share split, share dividend or other change in our capitalization.

The total number of ordinary shares that may be issued under the ESPP was 467,738 shares as of June 30, 2021, of which 467,738 shares remained available for future grant. As of June 30, 2021, the initial purchase period under the ESPP has not yet commenced.

Employee Shares

The Company typically grants incentive shares which vest over a four-year service period with 25% of the award vesting on the first anniversary of the vesting commencement date, and the balance vesting periodically over the remaining three years.

Unvested Employee Shares are forfeited upon the termination of employment or service relationship in accordance with the Articles of the Company (prior to IPO, and in accordance with the Vesting Agreements post-IPO) and 2020 Plan. Before IPO, the forfeited shares were converted into deferred shares, with a repurchase right for a nominal amount in favor of the Company. As of December 31, 2020, the Company repurchased 1,509,384 deferred shares with the consideration of £0.01 to each holder for all of the deferred shares held by that holder. As part of the Company’s reorganization, 109,058 outstanding deferred shares immediately before the IPO were cancelled upon IPO, and a single deferred share with a nominal value of £92,451.851 in the capital of the Company was created. As of June 30, 2021, the Company had one deferred share which could be repurchased by the Company at any time for nil consideration.

The Company measures all share-based awards using the fair value on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company has granted Employee Shares to employees and non-employees with service-based conditions and records expense for these awards using the straight-line method.

A summary of the changes in the Company’s unvested ordinary shares from December 31, 2020 through June 30, 2021 is as follows:

	Number of unvested ordinary shares	Weighted average grant date fair value
Unvested ordinary shares as of December 31, 2020	2,837,492	$6.38
Granted	—	—
Vested	(368,116)	4.30
Forfeited	(18,262)	6.86

Unvested ordinary shares as of June 30, 2021	2,451,114	$6.77

As of June 30, 2021, there was $14.8 million of unrecognized compensation costs related to unvested Employee Shares outstanding, which is expected to be recognized over a weighted-average period of 3.0 years.

Share Options

The following table summarizes the Company’s share options activity for the six months ended June 30, 2021:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2020	240,584	$6.75	4.84	$313
Granted	781,057	$14.65
Exercised	—	—
Forfeited	(6,315)	$11.65

Outstanding as of June 30, 2021	1,015,326	$12.82	8.61	$713

Exercisable as of June 30, 2021	48,707	$6.28	4.29	$171
Unvested as of June 30, 2021	966,619	$13.08	8.83	$542

The weighted average grant-date fair value of share options granted during the three months and six months ended June 30, 2021 was $5.82 and $6.06 per share, respectively. There were no share options granted during the three and six months ended June 30, 2020.

As of June 30, 2021, there was $5.2 million of unrecognized compensation cost related to share options outstanding, which is expected to be recognized over a weighted-average period of 3.6 years.

Share Option Valuation

The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the share options granted to employees during the three and six months ended June 30, 2021 were as follows:

	Three Months Ended June 30,	Six Months Ended June 30,
	2021	2021
Expected term (in years)	6.04 Years	6.05 Years
Expected volatility	73.07%	72.75%
Expected dividend yield	0.00%	0.00%
Risk free interest rate	1.05%	0.98%
Fair value of underlying ordinary shares	$10.26	$10.49

Share-based Compensation Expense

Share-based compensation expense recorded is as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Research and development	$778	$143	$1,524	$290
General and administrative	660	183	1,297	374

	$1,438	$326	$2,821	$664

9. Leases

As of June 30, 2021, the Company had seven operating leases of real property for office and laboratory use, for which the Company recorded right-of-use assets and leases liabilities as of the ASU 2016-02 effective date or lease commencement date, if later. In addition, two of the Company’s leases met the short-term exception, having lease terms of 12 months or less, and are therefore not recorded on the Company’s balance sheet. The Company’s leases do not include purchase options. Where the Company’s leases contain options to extend the lease term, the extended lease term is only included in the measurement of the lease when it is reasonably certain to remain in the lease beyond the non-cancelable term. The Company’s leases contain variable lease costs, which pertain to common area maintenance and other operating charges, that are expensed as incurred.

Operating leases

On July 8, 2016, the Company entered into a Master Service Agreement with Royal Free London NHS Foundation Trust, which included access rights to the lab space at the Royal Free Hospital, Pond Street, London, with a 5-year term. The Master Service Agreement was due to expire on August 31, 2020. On June 1, 2020, the Master Service Agreement was renewed and will expire on August 31, 2023.

On February 1, 2019, the Company entered into six agreements with Stevenage Bioscience Catalyst to lease office and lab suites at Gunnels Wood Road, Stevenage, Hertfordshire, which were due to expire on January 31, 2021. In February 2021, the Company renewed six agreements which will expire on July 31, 2022.

On January 10, 2020, the Company entered into a non-cancellable operating lease in relation to office and lab premises at Gunnels Wood Road, Stevenage, Hertfordshire for a period of 2 years. The future minimum lease payments committed to in relation to this lease less any landlord incentives to be recognized up to the break total £0.2 million or $0.2 million.

On February 21, 2020, the Company entered into a non-cancellable operating lease in relation to office premises at Hammersmith Road, London for a period of 10 years, with a break clause at 5 years. The future minimum lease payments committed to in relation to this lease less any landlord incentives to be recognized up to the break total £5.4 million or $7.0 million.

On February 28, 2020, the Company entered into a 4-year manufacturing services collaboration agreement for lab space access at Gunnels Wood Road, Stevenage, Hertfordshire, with cancellation penalties of up to £2.2 million or $2.7 million should the Company terminate without due cause.

In December 2020, the Company entered into a new lease of a warehouse in west London, United Kingdom for a period of 10 years, with a break clause at 5 years. The Company intends to construct a flexible GMP modular facility to scale up its manufacturing footprint at these premises. The future minimum lease payments to be committed to in relation to this lease up to the break date are £3.8 million or $4.9 million.

In June 2021, the Company entered into a new lease of office premises in London, United Kingdom for a period of 3 years, with a break clause at 2 years. The future minimum lease payments to be committed to in relation to this lease up to the break date are £0.1 million or $0.1 million.

Summary of lease costs recognized under ASU 2016-02

The following table contains a summary of the lease costs recognized under ASU 2016-02 and other information pertaining to the Company’s operating leases for the three and six months ended June 30, 2021 and 2020:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Lease cost
Operating lease cost	$1,196	$715	$2,375	$1,096
Variable lease cost	1,172	840	2,443	1,184
Short-term lease cost	9	12	18	37

	$2,377	$1,567	$4,836	$2,317

Other information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases			$1,961	$644
Right of use assets obtained in exchange for new operating lease liabilities			$317	$11,268
Weighted average remaining lease term (in years)			3.5 years	4.0 years
Weighted average discount rate			4.86%	4.77%

Pursuant to the terms of the Company’s non-cancelable lease agreements in effect at June 30, 2021, the following table summarizes the Company’s maturities of operating lease liabilities as of June 30, 2021:

June 30, 2021
Operating lease liabilities payment
2021	$2,743
2022	5,044
2023	4,419
2024	3,115
Thereafter	834

Total lease payments	$16,155

Less: imputed interest	(1,251)

Present value of lease liability	$14,904

10. License agreements

CRT license

In May 2016, the Company entered into a License Agreement, or the License Agreement, with Cancer Research Technology Limited, or CRT, pursuant to which the Company obtained access rights to intellectual property and know-how from the TRACERx Study. Under the License Agreement, the Company is granted an exclusive, sublicensable license to the TRACERx patents and bioinformatic data for use in: (i) the therapeutic field of neoantigen cell therapies and adoptive cell transfer; and (ii) the neoantigen diagnostic field, for use in research and the potential development of products for commercialization. The Company is further granted, during the vaccine option period, an exclusive license to the TRACERx patents and the bioinformatic data in the private neoantigen therapeutic vaccine field for research and development but not in the development of products for commercial sale, and a non-exclusive license to the same in the public neoantigen therapeutic vaccine field. The Company also obtained a non-exclusive license to the TRACERx bioinformatic pipeline, patient sequencing and medical data, know-how, and materials.

CRT additionally granted the Company certain rights to new patent applications filed by the Founding Institutions in respect of inventions resulting from the TRACERx study through February 2023, including automatic exclusive licenses to patent rights relating to non-severable improvements of technology covered by the original TRACERx patents and non-exclusive rights to severable improvements. CRT granted the Company the right of first negotiation to license certain patents rights generated by the Company’s founders outside of the TRACERx study which relate to the licensed technology.

In July 2017, the Company obtained a non-exclusive license to the LOHHLA patent under the License Agreement. In October 2018, the Company obtained an exclusive license to the LOHHLA patent under an addendum to the License Agreement. Under the License Agreement, the Company holds an option to exploit products in the therapeutic vaccine field (the “Vaccine Option”). The Company extended the Vaccine Option from May 2021 to May 2023 with a payment less than £0.1 million or $0.1 million.

In May 2018, the Company entered into an amendment to the License Agreement that created an additional sample period through July 2020 and specified additional patient tumor and blood materials to be subject to the License Agreement related to the immunology side study. The License Agreement was subsequently amended in July 2020, November 2020 and March 2021.

Upon execution of the License Agreement the Company granted CRT 396,125 B ordinary shares and 67,793 C ordinary shares. The C ordinary shares granted to CRT were forfeited and transferred to the deferred shares during the year ended December 31, 2019, as the applicable performance conditions were not met. The B ordinary shares granted to CRT were converted into ordinary shares upon IPO. The Company recorded $0.3 million of IP research and development expense in 2016. The Company is obligated to pay CRT milestone success payments up to an aggregate of £6.5 million for therapeutic products, and milestone success payments up to an aggregate £0.8 million for non-therapeutic products, as well as sub-single digit to low-single digit percentage royalty on net sales of products that utilize the licensed intellectual property, subject to certain customary reductions. The royalty obligations continue on a product-by-product and country-by-country basis until the later of: (i) the date there ceases to be a valid patent claim covering such product in the country in which it is sold; or (ii) with respect to contribution royalty products, ten years from the first commercial sale of the product, and with respect to a patent royalty product, five years from the first commercial sale of the product. On a product-by-product basis, the Company may also elect to provide other cash consideration at fair market value and forgo the milestone or royalty payment.

Unless terminated earlier, the term of the agreement continues until the later of the expiration of the royalty term in each country and such time as no further milestone payments are due, and upon such termination, the licenses granted shall become fully-paid, royalty-free, irrevocable, and perpetual. The Company has the right to terminate the license agreement for convenience in its entirety upon 90 days’ notice. Each party may terminate the agreement if the other party is in material breach subject to a 90 day remedy period. The Company will have the right to acquire ownership of the TRACERx patents upon either: (i) the occurrence of a royalty product for use in the therapeutic field; (ii) CRT shareholders cease to hold any ordinary shares in the Company; (iii) the Company undergoes an initial public offering; or (iv) the Company is acquired by a third party for more than £25.0 million. Upon IPO, the Company gave notice to CRT to exercise the option to acquire the TRACERx patents with no consideration in accordance with the terms of the License Agreement. The acquisition was not finalized as of June 30, 2021.

Less than $0.1 million of expenses were recorded for the three and six months ended June 30, 2021 related to the CRT License Agreement. No expense was recorded for the three and six months ended June 30, 2020 related to the CRT License Agreement.

11. Net loss per share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows (in thousands, except share and per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Numerator
Net loss	$(16,156)	$(6,855)	$(29,921)	$(12,069)

Net loss attributable to ordinary shareholders—basic and diluted	$(16,156)	$(6,855)	$(29,921)	$(12,069)

Denominator
Weighted-average number of ordinary shares used in net loss per share—basic and diluted	35,683,187	896,831	18,756,599	889,540

Net loss per share—basic and diluted	$(0.45)	$(7.64)	$(1.60)	$(13.57)

The Company’s potentially dilutive securities, which include warrants to purchase ordinary shares, unvested Employee Shares and Convertible Preferred Shares, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to ordinary shareholders is the same. The Company excluded the following potential ordinary shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to ordinary shareholders for the three and six months ended June 30, 2021 and 2020 because including them would have had an anti-dilutive effect:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Series A preferred shares (as converted to ordinary shares)	—	7,134,644	—	7,134,644
Series B preferred shares (as converted to ordinary shares)	—	8,787,851	—	8,787,851
Unvested ordinary shares	2,451,114	1,535,730	2,451,114	1,535,730
Share options	1,015,326	—	1,015,326	—

Total	3,466,440	17,458,225	3,466,440	17,458,225

12. Commitments and contingencies

Commitment with suppliers

The Company entered into several agreements with vendors that contain non-cancellable software arrangements and minimum purchase commitments for laboratory materials and consumables for the purpose of research and development activities as well as clinical development. The unused purchase commitment as of June 30, 2021 and December 31, 2020 was $3.3 million and $4.3 million, respectively.

In June 2021, the Company entered into an obligation to take on a new lease of lab and office premises in Stevenage, Hertfordshire, United Kingdom for a period of 10 years, with a break clause at 3 and 7 years. The future minimum lease payments to be committed to in relation to this lease up to the break date are £0.6 million or $0.8 million. As of June 30, 2021, the lease was not commenced and no right of use assets and operating lease liabilities were recognized related to that lease agreement.

Legal proceedings

From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. The Company was not a party to any litigation and did not have contingency reserves established for any liabilities as of June 30, 2021 and December 31, 2020.

Indemnification agreements

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with the 2020 Articles and 2021 Articles, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date, and the Company has director and officer insurance that may enable it to cover or recover a portion of any amounts paid for future potential claims.

13. Employee benefit plans

In the United Kingdom, the Company makes contributions to private defined contribution pension schemes on behalf of its employees. The contributions to this scheme are expensed to the statement of operations as they fall due. The Company paid $0.4 million and $0.8 million in contributions in the three and six months ended June 30, 2021, respectively. The Company paid $0.2 million and $0.4 million in contributions in the three and six months ended June 30, 2020, respectively.

In the United States, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company paid less than $0.1 million in contributions in the three and six months ended June 30, 2021.